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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
       13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 1)(1)

                           RSL COMMUNICATIONS, LTD.
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                               (Name of Issuer)

              CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
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                        (Title of Class of Securities)

                                  G7702U 10 2
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                                (CUSIP Number)

                          Lauder Gaspar Ventures LLC
                               767 Fifth Avenue
                           New York, New York 10153
                            Att.: Ronald S. Lauder
                            ----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 24, 1998
                ----------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                 (Page 1 of 3)

---------------------------------
(1)
         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).


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                                 SCHEDULE 13D

Cusip No.  G7702U 10 2                                              Page 2 of 3
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    1           NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lauder Gaspar Ventures LLC
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    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                         (b) |_|
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    3           SEC USE ONLY

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    4           SOURCE OF FUNDS*
                  OO (See Item 3.)
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    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

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    6           CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of New York
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      NUMBER OF        7         SOLE VOTING POWER

       SHARES                    None
                     -----------------------------------------------------------
    BENEFICIALLY       8         SHARED VOTING POWER

      OWNED BY                   None
                     -----------------------------------------------------------
        EACH           9         SOLE DISPOSITIVE POWER

      REPORTING                  None
                     -----------------------------------------------------------
       PERSON         10         SHARED DISPOSITIVE POWER

        WITH                     None
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    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   None
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    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
                                                                             |_|
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    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0%
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    14          TYPE OF REPORTING PERSON*

                      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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This Amendment No. 1 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on April 27, 1998 (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 24, 1998, Lauder Gaspar Ventures LLC ("LGV"), a New York limited liability company, distributed 909,090 shares of Class B Common Stock to its members on a pro-rata basis (the "LGV Distribution"). No cash or other consideration was paid by the recipients of the shares in connection with the LGV Distribution.

Item 4.  Purpose of Transaction.

         Pursuant to the liquidation of LGV, the shares of Class B Common Stock were distributed on a pro-rata basis to LGV's members. Such shares are held by the members for investment purposes. The members do not have any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, LGV does not beneficially own any shares of the Issuer's Class A Common Stock or Class B Common Stock.

         (b) LGV does not have the power to vote or dispose of any shares of Class A Common Stock or Class B Common Stock.

         (e) LGV ceased to be the beneficial owner of more than 5% of the Issuer's Class A Common Stock on December 24, 1998.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated: December 30, 1998

                                      By /s/ Ronald S. Lauder
                                        -------------------------------
                                        Ronald S. Lauder
                                        Liquidating Trustee





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